As filed with the Securities and Exchange Commission on June 5, 2003

                                                     Registration No. 333-104501

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                                 AMENDMENT NO. 1

                                       TO
                                    FORM S-6
                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                                   ----------

A. Exact Name of Trust:

                            NATIONAL EQUITY TRUST(R)
                           OTC GROWTH TRUST SERIES 26

B. Name of depositor:

                  PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC

                                   ----------

C. Complete address of depositor's principal executive office:

                               100 Mulberry Street
                              Gateway Center Three
                            Newark, New Jersey 07102

                                   ----------

D. Name and complete address of agent for service:

             Scott Wallner, Esq.                              Copy to:
Prudential Investment Management Services LLC           Kenneth W. Orce, Esq.
             100 Mulberry Street                     Cahill Gordon & Reindel LLP
            Gateway Center Three                           80 Pine Street
          Newark, New Jersey 07102                    New York, New York 10005

E. Title and amount of securities being registered:

                        An indefinite number of Units of
               NATIONAL EQUITY TRUST(R) OTC GROWTH TRUST SERIES 26
                    Pursuant to Rule 24f-2 promulgated under
                 the Investment Company Act of 1940 as amended.

F. Proposed maximum aggregate offering price to the public of the securities being registered:

                                   Indefinite

G. Amount of filing fee:

                                       N/A

                                   ----------

H. Approximate date of proposed sale to public:

                 As soon as practicable after the effective date
                         of the registration statement.


|X| Check box if it is proposed that this filing will become effective on June 5, 2003 immediately upon filing pursuant to Rule 487.

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                            NATIONAL EQUITY TRUST(R)
                           OTC GROWTH TRUST SERIES 26



                                  [LOGO]   OTC
                                         Strategy


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The objective of the Trust is capital appreciation. The Trust will invest in a portfolio consisting of the common stocks selected by the Sponsor using an objective stock selection screening process on June 3, 2003.
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                                                     Prudential [LOGO] Financial

Sponsor: Prudential Investment Management Services LLC


Please Read and Retain                             Prospectus dated June 5, 2003
This Prospectus for Future Reference.


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The Securities and Exchange Commission has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
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     Prudential Financial is a service mark of Prudential, Newark, NJ, and its affiliates. Securities products and services are offered through Prudential Investment Management Services LLC, a Prudential company.



                              NATIONAL EQUITY TRUST
                           OTC Growth Trust Series 26


                                Table Of Contents
                                -----------------

                                                                            Page
                                                                            ----
Risk Factors .........................................................       A-1
Fee Table ............................................................       A-3
Summary of Essential Information .....................................       A-4
Report of Independent Accountants ....................................       A-9
Statement of Financial Condition .....................................      A-10
Schedule of Portfolio Securities .....................................      A-11
The Trust ............................................................       B-1
   Objective .........................................................       B-1
   Security Selection ................................................       B-1
   Summary Description of the Portfolio ..............................       B-1
Risk Factors .........................................................       B-2
   Market Risks ......................................................       B-2
   Fluctuating Security Value ........................................       B-2
   Payment Risks .....................................................       B-2
   Deferred Sales Charge .............................................       B-3
   Early Termination .................................................       B-3
   Litigation ........................................................       B-3
Unit Creation ........................................................       B-3
   Deposit of Securities .............................................       B-3
Tax Status of the Trust ..............................................       B-5
Retirement Plans .....................................................       B-6
Public Offering of Units .............................................       B-6
   Public Offering Price .............................................       B-6
   Sales Charge ......................................................       B-6
   Public Distribution ...............................................       B-7
   Secondary Market ..................................................       B-7
   Profit of Sponsor .................................................       B-7
   Volume Discount ...................................................       B-8
   Employee Discount .................................................       B-8
Rights of Unit Holders ...............................................       B-8
   Ownership of Units ................................................       B-8
   Certain Limitations ...............................................       B-8
   Voting of the Portfolio Securities ................................       B-8
   Distribution ......................................................       B-9
   Tender of Units for Redemption ....................................       B-9
   Purchase by the Sponsor of Units Tendered for Redemption ..........      B-10
   Computation of Redemption Price per Unit ..........................      B-10
Exchange Option ......................................................      B-11
   Federal Income Tax Consequences ...................................      B-12
Reinvestment Program .................................................      B-12
Expenses and Charges .................................................      B-12
   Organization Costs ................................................      B-12
   Trust Fees and Expenses ...........................................      B-13
   Creation and Development Fee ......................................      B-13
   Other Charges .....................................................      B-13
   Payment ...........................................................      B-13
Administration of the Trust ..........................................      B-14
   Reports and Records ...............................................      B-14
Amendment ............................................................      B-14
Termination ..........................................................      B-15
   Termination Options ...............................................      B-15
Resignation, Removal and Liability ...................................      B-17
Trustee ..............................................................      B-17
   Limitations on Liability ..........................................      B-17
   Responsibility ....................................................      B-17
   Resignation .......................................................      B-18
Sponsor ..............................................................      B-18
   Limitations on Liability ..........................................      B-18
   Responsibility ....................................................      B-18
   Resignation .......................................................      B-19
   Code of Ethics ....................................................      B-19
Legal Opinions .......................................................      B-19
Independent Accountants ..............................................      B-19

      OBJECTIVE--The objective of the National Equity Trust, OTC Growth Trust Series 26 (the Trust) is capital appreciation. The Trust seeks to achieve its objective through an investment for approximately one year in a portfolio of the Strategy Stocks selected by the Sponsor through the application of an objective stock selection process on June 3, 2003.


      o Capital appreciation: an increase in the value per Unit of the Securities in the Portfolio of the Trust at the termination of the Trust when compared to the value per Unit of the Securities in the Portfolio of the Trust at the commencement of the Trust.

      Dividend income is not an objective of the Trust.

      STRATEGY--The Trust Portfolio consists of common stock issued by the 10 companies whose common stocks are selected by the Sponsor through the application of an objective stock selection process (the "Securities" or "Security" or "Strategy Stocks", as the context requires).

      The Securities were selected irrespective of any buy or sell recommendation by the Sponsor or its affiliates. Affiliates of the Sponsor may have a sell recommendation on one or more of the stocks in the Trust.


      SECURITIES SELECTION. The Portfolio of the Trust consists of the common stocks selected by the Sponsor through the application of the following objective stock selection process* on June 3, 2003 (the "Selection Date"):


      A. Begin with the stocks comprising the Nasdaq 100 Index(1);

      B. Select the 20 companies in the Nasdaq 100 Index(2) with the largest market capitalization;

      C. Rank the 20 companies based on annual sales from the previous 12 months as most recently reported by each company; and then

      D. Take the 10 companies with the highest dollar amount of annual sales as of the Selection Date (Strategy Stocks will be approximately equally dollar weighted in the Trust).

      The Portfolio, as of the initial Date of Deposit, contains 10 issues of Securities, all of which are traded on the Nasdaq Stock Market, Inc., in the following industry groups:


      o Computers (Networking): 9.98%

      o Computers (Hardware): 19.95%

      o Semiconductors: 10.02%

      o Broadcasting: 10.04%

      o Retail: 9.98%

      o Computers (Software/Services): 19.98%

      o Telecommunications: 20.05%


      The percentages were computed on the basis of the aggregate net asset value of the Securities in the Trust on the initial Date of Deposit and are subject to change.

      RISK FACTORS--There can be no assurance that the Trust's objective can be realized.

      o You may lose money by buying Units in the Trust.

      o The price of a Security may fall.

      o Stocks of foreign issuers may be subject to additional risks.

      The factors affecting the value of the Securities are those factors that have an impact upon the value of equity securities in general and those factors that affect the economic and financial condition of each issuer of a Security in particular. You should note that the above criteria were applied to the Securities selected for inclusion in the Trust Portfolio as of the Selection Date. After that date:

      o one or more of the Strategy Stocks may not be included in the Nasdaq 100 Index; or

      o a Security may not qualify as a Strategy Stock if the above screening process were applied at a later date.

      Since the Trust Portfolio consists of common stock, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks. The risks of investing in common stock include risks associated with the rights to receive payments from the issuer which are generally inferior to rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stock have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. These factors similarly impact on the ability of an issuer to pay dividends. Common stock does not represent an obligation of the issuer and therefore does not offer any assurance of income or provide the degree of protection of capital of debt securities. Common stock has neither a fixed principal amount nor a maturity and has values which are subject to market fluctuations for as long as the common stock remains outstanding.
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(1) The Nasdaq 100 Index is composed of 100 of the largest non-financial domestic and international issues listed on the Nasdaq Stock Market, Inc. ("Nasdaq"). The Nasdaq lists nearly 4,000 companies.

(2) The "Nasdaq 100"(R), "Nasdaq 100 Index"(R), and Nasdaq(R) are trade or service marks of The Nasdaq Stock Market, Inc. The Trust is not sponsored, endorsed or promoted by or affiliated with The Nasdaq Stock Market, Inc. and The Nasdaq Stock Market, Inc. makes no representation, express or implied, to the Trust or Unitholders regarding the advisability of investing in unit investment trusts generally or in the Trust specifically.

*     Patent pending.

      The Trust is not a "managed" registered investment company and Securities will not be sold by the Trustee as a result of ordinary market fluctuations. The value of the common stock in the Trust may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Date of Deposit.

      o The value of a Unit may be subject to greater volatility than an investment in a more diversified portfolio since the Trust Portfolio contains only 10 stocks.

      o The value of the Units will fluctuate depending on the value of the Securities.

      o The value of the Securities will fluctuate based on all the factors that have an impact on the economy and the equity markets.

      The Securities intended to be used to reimburse the Sponsor for the Trust's organization costs may decrease in value during the initial offering period. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the organization costs, the Trustee will sell additional Securities to allow the full reimbursement of the Sponsor. The net asset value per Unit will be reduced by the amount of Securities sold.

Technology Industry--Additional Risks

      The portfolio of the Trust is concentrated in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

      The Trust contains common stock of companies involved in the development, design, manufacture and sale of:

      o computers,

      o computer related equipment,

      o computer networks,

      o communications systems,

      o telecommunications products,

      o electronic products, and

      o other related products, systems and services.

      The market for technology products and services, especially those specifically related to the Internet, is characterized by:

      o rapidly changing technology,

      o rapid product obsolescence,

      o cyclical market patterns,

      o evolving industry standards and

      o frequent new product introductions.

      The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, we cannot assure that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

      The Trust's Securities in the past have experienced, and, in the future are likely to experience, substantial price volatility and speculative trading. Accordingly, upon redemption of Units or termination of the Trust a Unitholder may receive an amount less than the Unitholder's initial investment.

      Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the Units.

      Foreign Issuers: The Portfolio contains a Security which is an American Depositary Receipt for a security issued by a non-United States issuer. Holding securities of a non-United States company may involve investment risks that are different from those involved in holding securities of domestic issuers, including:

      o future political and economic developments in the foreign country,

      o the possible imposition of withholding taxes and exchange controls or other foreign governmental restrictions which might adversely affect the payment of distributions on Securities in the Portfolio,

      o less publicly available information about a foreign issuer, and

      o foreign issuers generally may not be subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers.

      Foreign securities markets, while growing in volume, have, for the most part, substantially less volume than U.S. markets, and securities of many foreign companies are less liquid and their prices more volatile than securities of comparable domestic companies. Brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. Global and regional perceptions of foreign markets and currency exchange rate fluctuations should also be considered since they may adversely affect the value of the foreign securities.

                                    FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Part B--"Public Offering of Units" and "Expenses and Charges."


                                                                                         Amount per
                                                                                         1,000 Units
                                                                                       with a value of
Unit Holder Sales Charges                                                                  $1,000
-------------------------                                                              ---------------

Maximum Sales Charge ................................................................      $27.50           2.75%*
Creation and Development Fee (maximum) (.25% per year)(c) ...........................      $ 5.00           0.50%
Maximum Sales Charges (including Creation and Development Fee)                                                            3.25%
    * Initial Sales Charge paid at purchase (as a percentage of offering price) .....      $10.00           1.00%(a)
      DSC paid in installments (as a percentage of Initial Offering Price) ..........      $17.50           1.75%(b)
      Initial Sales Charge and DSC ..................................................                                     2.75%
                                                                                           ======
Organizational Costs and Expenses(d) ................................................      $ 5.00
                                                                                           ======
Annual Trust Operating Expenses (as a percentage of average net assets)
Annual Trustee's Fee ................................................................      $ 0.90          0.090%

Other Operating Expenses (including Portfolio Supervision, Bookkeeping and
  Administrative Fees) ..............................................................      $ 0.50          0.050%
                                                                                           ------          -----
        Total(e) ....................................................................      $ 1.40          0.140%
                                                                                           ======          =====

                                     Example

                                                                                               Cumulative Expenses
                                                                                                Paid for Period:
                                                                                               --------------------
                                                                                                 1            3
                                                                                               year       years(f)
                                                                                               ----       --------
An investor would pay the following  expenses on a $10,000 investment,  assuming the Trust's operating expense ratio and organization cost of 0.640% and a 5%
  annual return on the investment throughout the periods ..................................    $364         $933



     The Example assumes a redemption and reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. For purposes of the Example, an annual reinvestment of the 5% annual return is assumed. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.
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(a) The Initial Sales Charge is actually the difference between 2.75% and the Deferred Sales Charge ("DSC") ($17.50 per 1,000 Units) and would exceed 1% if the Public Offering Price exceeds $1,000 per 1,000 Units. As the DSC is paid, the Initial Sales Charge will increase so that the total of the DSC and the Initial Sales Charge will equal 2.75%.

(b) The actual fee is $1.75 per month per 1,000 Units, irrespective of purchase or redemption price, payable each month for 10 months of each one-year Portfolio. If you sell, exchange or redeem Units before all of these deductions have been made, the balance of the Deferred Sales Charge will be deducted from the Unit proceeds. If the Unit price exceeds $1 per Unit, the Deferred Sales Charge will be less than 1.75%; if the Unit price is less than $1 per Unit, the Deferred Sales Charge will exceed 1.75%.

(c) The Creation and Development Fee is a new charge that compensates the Sponsor for the creation and development of the Trust. This fee is a charge of .25% per year during the life of the Trust. The Trust accrues this fee monthly during the life of the Trust based on its net asset value on the last business day of each month and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Trust more than 0.50% of a Unit Holder's initial investment. If you sell or redeem Units, no additional Creation and Development Fee will be charged on those Units. For further information about this fee see "Creation and Development Fee" later in this Prospectus.

(d) Investors will bear all or a portion of the costs incurred in organizing the Trust. Estimated organization costs are included in the Public Offering Price and will be reimbursed to the Sponsor at the close of the initial offering period.

(e) The estimates do not include the cost borne by Unitholders of purchasing and selling Securities.

(f) Although each Trust has a term of only approximately one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees and expenses, assuming the principal amount and distributions are rolled over each year into a New Series subject only to the Deferred Sales Charge.

SUMMARY OF ESSENTIAL INFORMATION



                              NATIONAL EQUITY TRUST
                           OTC GROWTH TRUST SERIES 26
                               As of June 4, 2003*

AGGREGATE VALUE OF SECURITIES ....................................  $123,749.96
NUMBER OF UNITS ..................................................      125,000
FRACTIONAL UNDIVIDED INTEREST IN THE TRUST REPRESENTED BY
  EACH UNIT ......................................................  1/125,000th
  Value of Securities in the Trust (per 1,000 Units) .............  $    985.00
  Plus value of Securities for estimated organization costs
     (per 1,000 Units)** .........................................         5.00
                                                                    -----------
  Total value of Securities (per 1,000 Units)*** .................  $    990.00
  Plus maximum sales charge of 2.75% of Public Offering Price
    (2.778% of net amount invested in Securities)**** ............  $     27.50
  Less Deferred Sales Charge per 1,000 Units .....................       (17.50)
                                                                    -----------
  Public Offering Price per 1,000 Units***** .....................  $  1,000.00
  Plus the amount per 1,000 Units in the Income Account ..........         0.00
                                                                    -----------
        Total per 1,000 Units ....................................  $  1,000.00
                                                                    ===========
REDEMPTION AND SPONSOR'S SECONDARY MARKET REPURCHASE PRICE
  PER 1,000 UNITS******
  (based on the value of the underlying Securities less the
  Deferred Sales Charge per 1,000 Units) .........................    $  972.50
MINIMUM PRINCIPAL DISTRIBUTION: No distribution need be made from the Principal Account if the balance therein is less than $1.00 per 1,000 Units.
TRUSTEE'S FEE AND ESTIMATED EXPENSES: $1.15 per 1,000 Units+
CREATION AND DEVELOPMENT FEE: $2.50 per 1,000 Units.
PORTFOLIO SUPERVISION FEE+: Maximum of $0.25 per 1,000 Units.
EVALUATION TIME: 4:00 P.M. New York Time
TERMINATION DATE: September 15, 2004++
SPONSOR'S GAIN ON DEPOSIT: $1,366.07
MINIMUM VALUE OF TRUST: The Indenture may be terminated if the value of the Trust is less than 40% of the value of the Securities calculated after the last deposit of Securities.
DEFERRED  SALES CHARGE  DEDUCTION  DATES:  The 1st day of each month  commencing October, 2003.
MINIMUM PURCHASE: $250.00.


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     * The Date of Deposit. The Date of Deposit is the date on which the Trust Indenture and Agreement was signed and the initial deposit of Securities with the Trustee was made.


    ** $5.00 per 1,000 Units will be distributed to the Sponsor to reimburse the Sponsor for the payment of the estimated organization costs. The actual costs may be higher or lower. The Securities are subject to the sales charge.


   *** After deduction of the Deferred Sales Charge then payable (zero on the date of this Summary of Essential Information).

  **** The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. The Initial Sales Charge is computed by deducting the Deferred Sales Charge ($17.50 per 1,000 Units) from the aggregate sales charge (a maximum of 2.75% of the Public Offering Price); thus on the date of this Summary of Essential Information, the Initial Sales Charge is $10 per 1,000 Units or 1% of the Public Offering Price. The Initial Sales Charge is paid at the time of purchase and is reduced on a graduated basis on purchases of $50,000 or more (see Part B--"Public Offering of Units--Volume Discount"). The Deferred Sales Charge is paid through reduction of the net asset value of the Trust by $1.75 per 1,000 Units on each Deferred Sales Charge Deduction Date. On a repurchase or redemption of Units before the last Deferred Sales Charge Deduction Date, any remaining Deferred Sales Charge payments will be deducted from the proceeds.

 ***** This price is computed as of the Date of Deposit. This price may vary on the date of this Prospectus or any subsequent date.


****** This price is computed as of the Date of Deposit. This price may vary on the date of this Prospectus or any subsequent date. This price reflects deductions for remaining Deferred Sales Charge payments ($17.50 per 1,000 Units initially). The redemption and repurchase price will be further reduced to reflect the Trust's costs of liquidating Securities to meet the redemption, currently estimated at $2.05 per 1,000 Units.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)


     + See: "Expenses and Charges" herein. The fee accrues daily and is payable quarterly. Estimated dividends from the Securities, based on the last dividends actually paid, are not expected by the Sponsor to be sufficient to pay the estimated expenses of the Trust. The Trust will sell Securities to pay Trust expenses if the expenses exceed Trust dividend income. In addition, brokerage fees borne by the Trust in connection with the purchase of Securities by the Trustee with cash deposited in the Trust are currently estimated at $2.05 per 1,000 Units.


    ++ The Trust may be terminated before the Termination Date. (See Part B--"Termination.") The sale of Securities will occur during the Liquidation Period, the 10 business day period commencing on the Termination Date.

       Past Performance of Prior OTC Growth Trust Series--Total Return(1)
       ------------------------------------------------------------------

                                                      Trust                                                             Trust
            Series                   Term             Return                Series                      Term            Return
            ------                   ----             ------                ------                      ----            ------

OTC Growth Trust               06/24/99--08/02/00     77.71%      OTC Growth Trust Series 11     12/28/00--02/05/02     -21.79%
OTC Growth Trust Series 2      09/02/99--10/04/00     47.08%      OTC Growth Trust Series 12     02/08/01--03/14/02     -33.34%
OTC Growth Trust Series 3      11/04/99--12/07/00     -3.07%      OTC Growth Trust Series 13     03/22/01--05/01/02     -29.61%
OTC Growth Trust Series 4      12/23/99--01/24/01    -29.85%      OTC Growth Trust Series 14     05/17/01--06/20/02     -42.18%
OTC Growth Trust Series 5      02/03/00--03/08/01    -44.71%      OTC Growth Trust Series 15     07/19/01--08/22/02     -44.28%
OTC Growth Trust Series 6      03/16/00--04/19/01    -53.15%      OTC Growth Trust Series 16     09/21/01--10/29/02     -22.62%
OTC Growth Trust Series 7      05/04/00--06/12/01    -46.39%      OTC Growth Trust Series 17     11/21/01--01/07/03     -42.60%
OTC Growth Trust Series 8      07/06/00--08/14/01    -54.27%      OTC Growth Trust Series 18     01/10/02--02/12/03     -54.06%
OTC Growth Trust Series 9      09/07/00--10/11/01    -64.82%      OTC Growth Trust Series 19     02/21/02--03/25/03     -38.14%
OTC Growth Trust Series 10     11/09/00--12/18/01    -29.48%      OTC Growth Trust Series 20     04/04/02--05/15/03     -29.24%


----------
(1) Capital appreciation (the difference between the initial unit price and the price received on termination of the trust divided by the initial unit price) and divided yield (dividends paid less ongoing trust expenses divided by the initial unit price), reflects deduction of the full sales charge per year, brokerage commissions and ongoing expenses but not taxes. Past performance of a series is no guarantee of future results of any series.

               Hypothetical Strategy Stock Performance Information

     The following table shows the actual performance of the S&P 500 Index* and the Nasdaq 100 Index and the hypothetical performance of the Strategy Stocks in each of the past 10 years as of the date indicated for each of such years. The table shows the historical application of the strategy.

                         COMPARISON OF TOTAL RETURNS(1)
   (Figures for the Strategy Stocks reflect sales charges and trust expenses)
   --------------------------------------------------------------------------
      Year Ended          S&P 500            Nasdaq             Strategy
       12/31/              Index            100 Index           Stocks(2)
       ------              -----            ---------           ---------
         1993              10.08%             10.57%               1.30%
         1994               1.32               1.50                8.61
         1995              37.58              42.54               38.02
         1996              22.96              42.54               29.64
         1997              33.36              20.63               54.92
         1998              28.34              85.31              116.88
         1999              20.89             101.95              102.01
         2000              -9.03             -36.82              -39.71
         2001             -11.85             -32.61              -13.17
         2002             -21.97             -37.52              -48.46
----------
(1) Total return represents the sum of the percentage change in index value or in market value of the Strategy Stocks between the first trading day of a period (stocks are selected as of the last business day of the previous period) and the last trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening index value or market value of the Strategy Stocks as of the first trading day of a period. Total return does not take into consideration any commissions or taxes. For the Strategy Stocks the table assumes an initial sales charge of 1% and a deferred sales charge of 1.75% in the first year and 1.75% each year thereafter and an annual expense of $9.00 per $1,000. If the performance information had been calculated on a date other than December 31, the performance information may have been different.

(2) Securities selection methodology--(assumes application of the methodology on December 31 of each year).

            A. Begin with the stocks comprising the Nasdaq 100 Index; then

            B. Select the 20 companies in the Nasdaq 100 Index with the largest market capitalization; then

            C. Rank the 20 companies based on annual sales from the previous 12 months as reported by each company; then

            D. Take the 10 companies with the highest dollar amount of annual sales as of the Selection Date (Strategy Stocks will be approximately equally dollar weighted in the Trust).


      The Securities selection methodology for the Trust was applied on June 3, 2003.


      The total return figures shown above are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Portfolio. As indicated in the above table, the stocks comprising the Strategy Stocks underperformed the S&P 500 Index or the Nasdaq 100 Index in certain years and there can be no assurance that the Portfolio of the Trust will outperform the S&P 500 Index or the Nasdaq 100 Index over the life of the Trust.
----------
* The S&P 500 Index is an index of 500 stocks compiled by Standard & Poor's. Standard & Poor's is a division of The McGraw-Hill Companies, Inc. which has not participated in any way in the creation of the Trust. The Trust is not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc.

      The chart below shows past performance of the S&P 500 Index and the Nasdaq 100 Index and the hypothetical performance of the Strategy Stocks (but not the Trust) and should not be considered indicative of future results. From January 1993 through December 2002 the average annual total return for the S&P 500 Index was 9.342% and 10.598% for the Nasdaq 100 Index and the average annual total return for the Strategy Stocks was 13.682%. The chart reflects a hypothetical assumption that $10,000 was invested on January 1, 1993 and the investment strategy followed for 10 years. For the S&P 500 Index and the Nasdaq 100 Index the chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. For the Strategy Stocks the chart assumes an initial sales charge rate of 1% and a deferred rate of 1.75% in the first year and 1.75% in each of the subsequent years and an estimated annual expense rate of $90.00 per $10,000 invested (the chart assumes that dividends and appreciation are reinvested at the beginning of the following year). There can be no assurance that the Trust will outperform the S&P 500 Index or the Nasdaq 100 Index over its approximately one-year life or over consecutive rollover periods, if available.

                                     VALUE OF $10,000 INVESTED ON
                                           JANUARY 1, 1993
                              ----------------------------------------
             Year Ended          S&P 500       Nasdaq        Strategy
               12/31/             Index       100 Index      Stocks
             ---------------------------------------------------------
                1993             $11,008        $11,057       $10,130
                1994              11,153         11,223        11,002
                1995              15,345         15,997        15,185
                1996              18,868         22,802        19,686
                1997              25,162         27,506        30,497
                1998              32,293         50,972        66,142
                1999              39,039        102,938       133,613
                2000              35,514         65,036        80,556
                2001              31,306         43,828        69,946
                2002              24,428         27,384        36,050

Past performance of any series may not be indicative of results of future series. This performance may also be compared for various periods with an investment in short-term U.S. Treasury securities; however, the investor should bear in mind that Treasury securities are fixed income obligations, having the highest credit characteristics, while equity securities involve greater risk.

                      SPECIAL CHARACTERISTICS OF THE TRUST

      The original proportionate relationship between the number of shares of each Security in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split, merger, reorganization or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event and the proportionate relationship will be adjusted accordingly for all future subsequent deposits. If the Trust receives the securities of another issuer as the result of a merger or reorganization of, or a spin-off, or split-up by the issuer of a Security included in the original Portfolio, the Trust may under certain circumstances hold those securities as if they were one of the Securities initially deposited and adjust the proportionate relationship accordingly for all future subsequent deposits.

     The sale of additional Units and the sale of Units in the secondary market may continue even though the Securities would no longer be chosen for deposit into the Trust if the selection process were to be made at that later time.

     Because the expenses of the Trust are expected to exceed the dividend income received by the Trust, the Trust is not expected to distribute income to Unit Holders. If, however, there is sufficient income it will be distributed quarterly to investors.

      PUBLIC OFFERING PRICE: The Public Offering Price of the Units of the Trust during the initial offering period is based on the value of the underlying Securities in the Trust's Portfolio divided by the number of Units outstanding in the Trust, plus the applicable sales charge. A proportionate share of amounts, if any, in the Income Account is also added to the Public Offering Price. (See Part B--"Public Offering of Units--Public Offering Price.") The Initial Sales Charge will vary with changes in the aggregate sales charge.

      Unitholders investing the proceeds of distribution from a previous terminating Series of National Equity Trust, upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on those Units. Any investor may acquire Units by an in-kind deposit of securities which replicates proportionately the portfolio of the Trust and cash, if any, in the Trust. You are obligated to pay any remaining Deferred Sales Charge if you exchange or sell Units to the Sponsor before the last Deferred Sales Charge Deduction Date.

      SECONDARY MARKET--The Sponsor, although not obligated to do so, presently intends to maintain a secondary market for the Units in the Trust as more fully described under Part B--"Public Offering of Units--Secondary Market." If this market is not maintained, a Unit Holder will be able to dispose of his Units by tendering his Units to the Trustee for redemption. (See Part B-- "Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit.") The Sponsor's Repurchase Price, like the Redemption Price, will reflect the deduction from the value of the underlying Securities of any unpaid amount of the Deferred Sales Charge. To the extent the entire Deferred Sales Charge has not been deducted or paid at the time of redemption of the Units, the remainder will be deducted from the proceeds of redemption or in calculating an in-kind redemption.

      TRUST TERMINATION--The Trust will terminate on the Termination Date unless terminated earlier. A Unit Holder's Units will be redeemed in-kind on the Termination Date by distribution of the Unit Holder's pro rata share of the Securities and any cash in the Portfolio of the Trust on that date to the Distribution Agent who will act as agent for that Unit Holder.

      OPTIONS ON TERMINATION--You must notify the Trustee before the Termination Date of the Trust of the option(s) that you choose. You may elect one or more of the following four options.

      o     Receipt of Securities "in-kind"

      o     Receipt of the cash value of the Unit

      o Receipt of units in a new trust for the cash proceeds of your Units of this Trust (you may realize a tax gain or loss from the sale of Securities)

      o Receipt of units in a new trust through an in-kind exchange (you may benefit from the tax deferred rollover feature).

      Please see the Termination Options section for additional information about each option and for information about how the Trust will terminate.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Unit Holders, Sponsor and Trustee of National Equity Trust, OTC Growth Trust Series 26

      In our opinion, the accompanying statement of financial condition, including the schedule of portfolio securities, presents fairly, in all material respects, the financial position of National Equity Trust, OTC Growth Trust Series 26 (the "Trust") at June 4, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Trustee; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of the irrevocable letter of credit for the purchase of the securities shown in the schedule of portfolio securities, provides a reasonable basis for our opinion.


PRICEWATERHOUSECOOPERS LLP


New York, New York
June 4, 2003

                        STATEMENT OF FINANCIAL CONDITION

                              NATIONAL EQUITY TRUST

                           OTC GROWTH TRUST SERIES 26
                       As of Date of Deposit, June 4, 2003

                                 TRUST PROPERTY

Sponsor's Contracts to Purchase underlying Securities backed by an irrevocable letter of credit(a)(e) .............................  $123,749.96
                                                                    -----------
        Total ....................................................  $123,749.96
                                                                    ===========

                    LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities--
        Payment of deferred portion of sales charge(b) ...........  $  2,187.50
        Reimbursement to Sponsor for organization costs(e) .......       625.00
                                                                    -----------
        Subtotal .................................................     2,812.50
                                                                    -----------
Interest of Holders--
        Units of fractional undivided interest outstanding:
          Cost to investors(c) ...................................   125,000.00
          Less: Gross underwriting commission(d) .................    (3,437.54)
          Less: Organization costs(e) ............................      (625.00)
                                                                    -----------
Net amount applicable to investors ...............................   120,937.46
                                                                    -----------
            Total ................................................  $123,749.96
                                                                    ===========

----------
     (a) The aggregate value of the Securities represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" included herein and their cost to the Trust are the same. An irrevocable letter of credit drawn on The Bank of New York in the amount of $1 million dollars has been deposited with the Trustee for the purchase of Securities pursuant to contracts to purchase such Securities.


     (b) Represents the aggregate amount of mandatory distributions of $1.75 per 1,000 Units per month payable on the 1st day of each month from October 2003 through July 2004. Distributions will be made to an account maintained by the Trustee from which the Holders' Deferred Sales Charge obligation to the Sponsor will be satisfied. If Units are redeemed before July 1, 2004, the remaining portion of the distribution applicable to those Units will be transferred to that account on the redemption date.


     (c) The aggregate Public Offering Price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."

     (d) The aggregate maximum sales charge of 2.75% of the Public Offering Price per Unit is computed on the basis set forth under "Public Offering of Units--Public Offering Price."

     (e) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will be reimbursed for the organization costs at the close of the initial offering period.

                        SCHEDULE OF PORTFOLIO SECURITIES

                              NATIONAL EQUITY TRUST


                           OTC GROWTH TRUST SERIES 26

                        On Date of Deposit, June 4, 2003


                                                                         % of
                                                                       Aggregate      Price         Cost of
                                                         Number         Market         Per          Stocks
  Portfolio                                                of            Value      Share to          To
     No.       Name of Issuer                            Shares        of Trust       Trust         Trust(1)
     ---       --------------                            ------        --------       -----         --------
     1.        Cisco Systems Inc. ...................       711          9.98%       $17.370      $ 12,350.07
     2.        Comcast Corp. Cl. A ..................       395         10.04         31.450        12,422.75
     3.        Costco Wholesale Corp. ...............       330          9.98         37.430        12,351.90
     4.        Dell Computer Corp. ..................       388          9.96         31.760        12,322.88
     5.        Ericsson LM Telephone Co. ADR ........     1,204         10.01         10.290        12,389.16
     6.        Intel Corp. ..........................       580         10.02         21.381        12,400.98
     7.        Microsoft Corp. ......................       496          9.97         24.870        12,335.52
     8.        Nextel Communications Inc. ...........       816         10.04         15.231        12,428.50
     9.        Oracle Corp. .........................       912         10.01         13.580        12,384.96
    10.        Sun Microsystems Inc. ................     2,690          9.99          4.596        12,363.24
                                                                                                  -----------
                                                                                                  $123,749.96
                                                                                                  ===========

----------
(1) The Securities were acquired by the Sponsor on June 4, 2003. All Securities are represented entirely by contracts to purchase. Valuation of Securities by the Trustee was made on the basis of the closing prices of the Securities at the Evaluation Time on June 4, 2003. The aggregate purchase price to the Sponsor for the Securities deposited in the Trust is $122,383.89.


     Affiliates of the Sponsor may have acted as an underwriter, manager or co-manager of a public offering of the Securities in the Trust during the last three years. Affiliates of the Sponsor may serve as specialists in the Securities in this Trust on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed in the over the counter market. An officer, director or employee of the Sponsor or its affiliates may be an officer or director of one or more of the issuers of the Securities in the Trust. The Sponsor or its affiliates may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or related options. The Sponsor, its affiliates, directors, elected officers, employees and employee benefits programs may have either a long or short position in any Security or related option.

                      [This page intentionally left blank]

PROSPECTUS--PART B:

--------------------------------------------------------------------------------
Note that Part B of this Prospectus may not be distributed unless accompanied by Part A.
--------------------------------------------------------------------------------


                              NATIONAL EQUITY TRUST
                           OTC GROWTH TRUST SERIES 26


                                  INTRODUCTION

      Prudential Investment Management Services LLC (the "Sponsor"), The Bank of New York (the "Trustee") and Prudential Securities Incorporated (the "Portfolio Supervisor") signed a Trust Indenture and Agreement and a related Reference Trust Agreement that created this series of the National Equity Trust OTC Growth Trust under the laws of the State of New York.

                                    THE TRUST

Objective

      The objective of the Trust is capital appreciation. The Trust seeks to achieve its objective through an investment in a portfolio of the Strategy Stocks.

      o Capital appreciation: an increase in the value per Unit of the Securities in the Portfolio of the Trust at the termination of the Trust when compared to the value per Unit of the Securities in the Portfolio of the Trust at the commencement of the Trust.

Security Selection

     Securities selection methodology:

      o     Begin with the stocks comprising the Nasdaq 100 Index; then

      o Select the 20 companies in the Nasdaq 100 Index with the largest market capitalization; then

      o Rank the 20 companies based on annual sales from the previous 12 months as reported by each company; then

      o Take the 10 companies with the highest dollar amount of annual sales as of the Selection Date (Strategy Stocks will be approximately equally dollar weighted in the Trust).

Summary Description of the Portfolio

      On the Date of Deposit, the Sponsor deposited with the Trustee contracts to purchase the Strategy Stocks. The Trust may also contain contracts and funds for the purchase of the Securities and/or cash (or a letter of credit instead of cash) with instructions to the Trustee to purchase Securities (see "Schedule of Portfolio Securities" in Part A). The Trustee then immediately delivered to the Sponsor the units (the "Units") comprising the entire ownership of the Trust as of the Date of Deposit. The Sponsor, through this Prospectus, is offering the Units to the public.

      The Trust consists of:

      (1) the Securities listed under "Schedule of Portfolio Securities" as may continue to be held from time to time in the Trust and

      (2) any additional Securities and/or cash that the Trust acquires and holds pursuant to the provisions of the Indenture and

      (3) uninvested cash realized from the disposition of Securities.

      Because the Trust may sell certain Securities or reduce their percentage under certain circumstances, and because the Trust may acquire additional Securities, the Trust is not expected to retain for any length of time its present size and exact composition. (See "Sponsor--Responsibility.")

      The Trust is not a "managed" registered investment company and Securities will not be sold by the Trustee as a result of ordinary market fluctuations. Therefore, neither the Trustee nor the Sponsor has the authority to manage the Trust's assets in an attempt to take advantage of various market conditions to increase the Trust's net asset value. Further, the Sponsor may direct the disposition by the Trustee of Securities only upon the occurrence of certain events. (See "Sponsor--Responsibility.")

      There is no assurance that the issuers of Securities will declare or pay any dividends in the future on the Securities initially deposited or to be deposited subsequently in the Trust. Neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in the Securities. Dividend income is not an objective of the Trust.

                                  RISK FACTORS

Market Risks

      There can be no assurance that the objective of the Trust will be met because the Securities may rise or fall in value, or pay dividends, depending on the full range of economic and market influences affecting:

      o     the financial condition of issuers,

      o     the prices of equity securities in general, and

      o     the particular stocks that this Trust holds.

      If you invest in Units of the Trust, you should understand the risks inherent in an investment in common stock. The risks of investing in common stock include:

      o the risk that the financial condition of one or more of the issuers of the Securities may worsen;

      o     the risk that the issuer may reduce or eliminate a dividend;

      o     the risk that the general  condition of the stock market may weaken;
            and

      o the risk that the value of Units will decline as the market value of the Securities decreases.

      The Sponsor can not predict the direction or scope of any of these factors. See the risks described in Part A of the Prospectus as well as those set forth below.

Fluctuating Security Value

      Common stocks are susceptible to general stock market movements and to volatile and unpredictable increases and decreases in value as market confidence in and perceptions of the issuers change from time to time. Investors base these perceptions upon such factors as:

      o     expectations relating to a company's earnings and future prospects,

      o     inflation and interest rates,

      o     currency exchange rates, economic expansion or contraction, and

      o     global or regional political, economic and banking conditions.

      The Sponsor cannot predict the direction or scope of any of these factors. Therefore we can give no assurance that the Trust will achieve its objective over its one-year life. We can likewise give no assurance that future portfolios selected using the same methodology as the Trust during consecutive one-year periods will meet their objectives. The Trust is not designed to be a complete equity investment program.

Payment Risks

      There are certain payment risks involved in owning common stocks. Risks include those arising from the fact that holders of common and preferred stocks have rights to receive payments from the issuers of those stocks. These rights are generally inferior to those of creditors of, or holders of debt obligations issued by, such issuers. Furthermore, the rights of holders of common stocks are inferior to the rights of holders of preferred stocks. Holders of common stocks of the type held in the Portfolio have a right to receive dividends only when, as and if, and in the amounts, declared by the issuer's board of directors. Holders of common stocks such as those in the Portfolio also have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for.

      By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors. This rate is normally on a cumulative basis. Holders of preferred stocks do not ordinarily participate in other amounts available for distribution by the issuing corporation. Issuing corporations must pay cumulative preferred stock dividends before common stock dividends.

      The issuance of debt securities, as compared with both preferred and common stock, will create prior claims for payment of principal and interest in the case of debt securities. The issuance of preferred stock, as compared with common stock, will create prior claims for payment of dividends and liquidation preferences in the case of preferred stock. These prior claims could adversely affect (l) the ability and inclination of the issuer to declare or pay dividends on its common stock or (2) the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, common stocks lack a fixed principal amount and a maturity date but have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are thus unlike debt securities which typically have a stated principal amount payable at maturity. Common stocks also differ from preferred stocks which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions. Additionally, market timing and volume trading will also affect the underlying value of Securities, including the Sponsor's buying of additional Securities and the Trust's selling of Securities during the Liquidation Period.

      The value of the Units will fluctuate depending on all the factors that have an impact on the economy and the equity markets. These factors similarly impact on the ability of an issuer to distribute dividends. There is no assurance that any dividends will be declared or paid in the future on the Securities. The Sponsor may direct the Trustee to dispose of Securities only upon the occurrence of certain events. (See "Sponsor--Responsibility"). However, the Trustee will not dispose of Securities solely as a result of normal fluctuations in market value.

      The Sponsor may deposit additional Securities and may continue to sell Units of the Trust even though one or more of the Securities no longer remains among the Strategy Stocks on the date of sale or the date of deposit of the additional Securities and even if the Security is no longer in the Nasdaq 100 Index or an affiliate of the Sponsor has a sell recommendation on the Security.

Deferred Sales Charge

      It is anticipated that Securities generally will not be sold to pay the Deferred Sales Charge until after the last Deferred Sales Charge Deduction Date. Unit holders will be at risk with respect to changes in the market value of Securities between the accrual of each monthly deferred sales charge and the actual sale of Securities to satisfy the payment of the Deferred Sales Charge.

Early Termination

      The Trust has a mandatory termination date set forth under Part A--"Summary of Essential Information," but may be terminated earlier if certain events occur (see "Termination"), including a reduction in the value of the Trust below the value set forth under Part A--"Summary of Essential Information."

Litigation

      Except as set forth above, the Sponsor does not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. Pending and future litigation, legislation, regulation or deregulation may impair the ability of the issuers of the Securities to achieve their business goals and may have a material adverse impact on the Portfolio.

                                  UNIT CREATION

Deposit of Securities

      On the date that the Trust was created, the Sponsor deposited with the Trustee certain Securities and/or contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of the Securities. The Securities were deposited at prices equal to their market value as determined by the Trustee. The Sponsor may also deposit cash or a letter of credit and instruct the Trustee to purchase Securities. The Sponsor created the Trust simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture and the Reference Trust Agreement. The Trustee then immediately recorded the Sponsor as owner of the Units comprising the entire ownership of the Trust.


      Through this Prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. The holders of Units (the "Unit Holders," or the "Unit Holder," as the context requires) will have the right to have their Units redeemed at a price based on the market value of the Securities if they cannot be sold in the secondary market which the Sponsor, although not obligated to, proposes to maintain. A secondary market for Units is a market where Units are bought and sold after their original issue. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender by a Unit Holder of Units for redemption. The Trustee has not participated in the selection of Securities for the Trust. The Sponsor or the Trustee will not be liable in any way for any default, failure or defect in any Securities.

      With the deposit of the Securities in the Trust on the initial Date of Deposit, the Sponsor established a proportionate relationship between the number of shares of each Security in the Portfolio. You may find the original proportionate relationships on the initial Date of Deposit in the "Schedule of Portfolio Securities." The original proportionate relationships are subject to adjustment under certain limited circumstances. (See "Sponsor--Responsibility.") Under the Indenture and Agreement, the Sponsor can deposit additional Securities and contracts to purchase additional Securities together with a letter of credit and/or cash or a letter of credit instead of cash. The Sponsor may then give instructions to the Trustee to purchase additional Securities in order to create additional Units. Any such additional deposits made in the 90 day period following the creation of the Trust will consist of securities of the same issuers as those already in the Trust. These deposits will be in amounts which maintain, to the extent practicable, the original proportionate relationship between the number of shares of each Security and any cash in the Portfolio. It may not be possible to maintain the exact original proportionate relationship because of price changes or other reasons.

      Since the Sponsor deposits cash or a letter of credit in lieu of cash and gives instructions to the Trustee to purchase additional Securities to create Additional Units, Units, including previously issued Units, may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. This is because the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security.

      The Trustee may hold any cash deposited with instructions to purchase Securities in an interest bearing account. Any interest earned on such cash will be the property of the Trust. Unit Holders will receive, as a distribution on the earlier of (1) the first distribution date or (2) 90 days after the initial Date of Deposit:

      o any cash deposited with instruction to purchase Securities that is not used to purchase Securities, and

      o     any interest not used to pay Trust expenses.

      This Prospectus may be used to continuously offer additional Units for sale to the public. After the 90 day period following the Initial Date of Deposit any deposit of additional Securities and cash must replicate the portfolio exactly as it was immediately before that deposit.

      The Sponsor may acquire large volumes of additional Securities for deposit into the Trust over a short period of time. These acquisitions may tend to raise the market prices of these Securities. To minimize the risk of price fluctuations when purchasing Securities, the Trust may purchase Securities at the closing price as of the Evaluation Time. To do so, the Trust may enter into trades with unaffiliated broker/dealers for the purchase of large quantities of shares. These trades will be entered into at an increased commission cost which the Trust will bear. (See "Summary of Essential Information.") The Sponsor cannot currently predict the actual market impact of the purchases of additional Securities because it does not know the actual volume of Securities to be purchased and the supply and price of the Securities.

      Units will be sold by the Sponsor to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that that price is set. If Units are not available or are insufficient to fill the order, the Sponsor will reject the investor's order. The number of Units available may be insufficient to meet demand. This may be because of the Sponsor's inability to or decision not to purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as enough Units can be created. You will be deemed to have placed a new order for that number of Units each day until that order is accepted. The Sponsor will execute your order, when Units are available, at the Public Offering Price next calculated after the Sponsor accepts your continuing order. You will, of course, be able to revoke your purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received. The Sponsor will first fill orders received first.

      On the initial Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Summary of Essential Information." Thereafter, if you redeem any Units, the amount of Securities in the Trust will decline and the fractional undivided interest represented by each remaining Unit in the balance of the Trust will increase. However, if the Trust issues Additional Units, the aggregate value of the Securities in the Trust will increase by amounts allocable to such Additional Units and the fractional undivided interest in the Trust will fall. Units will remain outstanding until you or any Unit Holder, including the Sponsor, redeem them upon tender to the Trustee, or until the termination of the Trust on the terms specified in the Indenture and Agreement.

      All of the Securities are publicly traded. The contracts to purchase Securities deposited initially in the Trust are expected to settle in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of Units purchased on the date of this Prospectus.

                             TAX STATUS OF THE TRUST

      In the opinion of Cahill Gordon & Reindel LLP, special counsel for the Sponsor, under existing Federal income tax law:

      The Trust is not an association taxable as a corporation for Federal income tax purposes. Income received by the Trust will be treated as income of the Unit Holders in the manner set forth below.

      Under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended, each Unit Holder will be considered to be the owner of a pro rata portion of each asset in the Trust. The total tax cost of each Unit purchased solely for cash will equal the cost of Units, including the Initial Sales Charge. A Unit Holder should determine the tax cost for each asset represented by the Unit Holder's Units purchased solely for cash by allocating the total cost for such Units, including the Initial Sales Charge, among the assets in the Trust represented by the Units in proportion to the relative fair market values thereof on the date the Unit Holder purchases such Units.

      The proceeds actually received by a Unit Holder upon termination of the Trust or redemption of Units will be net of the Deferred Sales Charge, the Creation and Development Fee and the charge for organizational expenses. The relevant tax reporting forms sent to Unit Holders will also reflect the actual amounts paid to them after reduction for the Deferred Sales Charge, the charge for organizational expenses and the Creation and Development Fee. Accordingly, you should not increase the total cost for your Units by the amount of the Deferred Sales Charge, the charge for organizational expenses or the Creation and Development Fee.


      You as a Unit Holder will be considered to have received all of the dividends paid on your pro rata portion of each Security when the Trust receives such dividends including the portion of such dividend used to pay ongoing expenses. In the case of a corporate Unit Holder, such dividends will qualify for the 70% dividends received deduction for corporations to the same extent as if the corporate Unit Holder held the dividend-paying stock directly. In the case of an individual Unit Holder, dividends received from domestic corporations (special limitations apply to dividends received from regulated investment companies and real estate investment trusts) and from foreign corporations whose stock is publicly traded in the United States are subject to a maximum tax rate of 15%, to the same extent as if the individual Unit Holder held the dividend-paying stock directly. You as an individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for your pro rata share of fees and expenses paid by the Trust as if you paid such fees and expenses directly. You are entitled to this deduction only to the extent that this amount together with your other miscellaneous deductions exceed 2% of your adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor.


      Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to you or to your agent of your pro rata share of the Securities in kind upon redemption or termination of the Trust will not be a taxable event to you. Your basis for Securities so distributed will be equal to your basis for the same Securities, previously represented by your Units, before such distribution. The holding period for such Securities will include the period during which you held the Units. You will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when you dispose of such Securities in a taxable transfer.

      Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation. These tax laws will treat the income of the Trust as the income of the Unit Holders.

      You will not be taxed upon the receipt in kind from the Terminating Trust and the deposit in the New Trust of the Duplicated Stocks. Your basis in such Duplicated Stocks will be your basis in such Duplicated Stocks prior to the distribution from the Terminating Trust. The holding period of such Duplicated Stocks will include the period during which you held the Units. To the extent the Distribution Agent sells Securities received in kind on your behalf, you will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer. Your basis in non-Duplicated Stocks will equal the purchase price paid by the Distribution Agent.


      If the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security exceed your adjusted tax cost allocable to the Security disposed of, you will realize a taxable gain to the extent of such excess. Conversely, if the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security are less than your adjusted tax cost allocable to the Security disposed of, you will realize a loss for tax purposes to the extent of such difference. However, upon reinvestment of proceeds in a New Series in connection with an exchange or non-In-Kind Rollover, the Internal Revenue Service may seek to disallow such loss to the extent that
(l) the underlying securities in each trust are substantially identical and (2) the purchase of units of the New Series takes place less than thirty-one days after the sale of the underlying Security. Under the Internal Revenue Code, capital gain of individuals, estates and trusts from Securities held for more than one year generally is subject to a maximum nominal tax rate of 15%. Such capital gain may, however, result in a disallowance of itemized deductions and/or affect a personal exemption phase-out. The capital gain rate of 15% will be unavailable to you with respect to those Securities which you have held for less than a year and a day at the time of sale. This includes sales occasioned by mandatory or early termination of the Trust or exchange or rollover of Units.


      From time to time Congress considers proposals to reduce the rate of the dividends received deduction. This type of legislation, if enacted into law, would reduce the after-tax return to investors who can take advantage of the deduction.

      Foreign Unit Holders (including nonresident alien individuals, foreign corporations, and foreign partnerships) not engaged in a U.S. trade or business generally will be subject to a 30% withholding tax (or lower applicable treaty rate) on dividend distributions.

      You should consult your tax advisor with respect to the application of the above general information to your own personal situation.

                                RETIREMENT PLANS

      Units of the Trust may be suited for purchase by Individual Retirement Accounts and pension plans or profit sharing and other qualified retirement plans. If you are considering participation in any such plan you should review specific tax laws and pending legislation relating to the plan and should consult attorneys or tax advisors with respect to the establishment and maintenance of any such plan.

                            PUBLIC OFFERING OF UNITS

Public Offering Price

      The Public Offering Price of the Units is calculated on each business day by the following formula: the aggregate market value of the Portfolio Securities and other Trust assets, as determined by the Trustee, next computed after receipt of a purchase order is reduced by Trust liabilities and then divided by the number of Units outstanding. The sales charge shown in the table in the Volume Discount section is added to the net asset value per Unit. The Units outstanding may be split to create greater or fewer units (a reverse split). The Sponsor will add to the Public Offering Price commissions and any other transactional costs, if any, in connection with the deposit of additional Securities or contracts to purchase additional Securities for the creation of Additional Units. The Public Offering Price will include a proportionate share of amounts in the Income Account and Principal Account and amounts receivable in respect of stocks trading ex-dividend, other than money required to be distributed to Unit Holders on a Distribution Date and money required to redeem tendered Units. In the event a stock is trading ex-dividend at the time of deposit of additional Securities, the Sponsor will add to the Public Offering Price an amount equal to the dividend that would be received if such stock were to receive a dividend. The Public Offering Price on any particular date will vary from the Public Offering Price on the initial Date of Deposit, set forth in the "Summary of Essential Information," based on:

      o     fluctuations in the aggregate market value of the Securities,

      o     the amount of available cash on hand in the Trust, and

      o     the amount of Trust fees, expenses and liabilities.

      A portion of the Public Offering Price also consists of cash or securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs include:

      o     the cost of the preparation of documents relating to the Trust,

      o     federal and state registration fees,

      o     the initial fees and expenses of the Trustee,

      o     legal expenses, and

      o     any other out-of-pocket expenses.

      The Sponsor will receive the estimated organization costs as of the close of the initial offering period.

      As more fully described in the Indenture, the Trustee determines the aggregate market value of the Securities based on the closing price of the Securities on the day it makes the valuation as described under "Rights of Unit Holders--Computation of Redemption Price per Unit." If there are no such reported prices, the Trustee takes into account the same factors referred to under "Rights of Unit Holders--Computation of Redemption Price per Unit." Determinations are effective for transactions effected after the last preceding determination.

Sales Charge

      The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. To compute the Initial Sales Charge, deduct the Deferred Sales Charge of $17.50 per 1,000 Units from the total sales charge. The Initial Sales Charge that a Unit Holder pays may be more or less than the Initial Sales Charge on the initial Date of Deposit because of the fluctuation of the value of the Securities from that on the initial Date of Deposit. The Deferred Sales Charge will initially be $17.50 per 1,000 Units but will decline each month by one tenth. The Deferred Sales Charge will be paid through monthly payments of $1.75 per 1,000 Units per month commencing on the first Deferred Sales Charge Payment Date shown on the Summary of Essential Information. If the Unit price exceeds $1.00 per Unit, the Deferred Sales Charge will be less than 1.75%; if the Unit price is less than $1 per Unit, the Deferred Sales Charge will exceed 1.75%. The Initial Sales Charge, Deferred Sales Charge and Creation and Development Fee will not exceed 3.25% of the Initial Public Offering Price. To the extent that the entire Deferred Sales Charge relating to your Units has not been paid at the time of repurchase, redemption or exchange of the Units, any unpaid amount will be deducted from the sale, redemption or exchange proceeds or in calculating an in kind distribution.

      For purchases of Units with a value of $50,000 or more, we will reduce the Initial Sales Charge on a graduated basis as shown below under "Volume Discount." Unit Holders investing the proceeds of distribution from a previous terminating Series of National Equity Trust OTC Growth Trust, upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on such Units. If you acquire Units of the Trust pursuant to an exchange of units of a different unit investment trust you will not have to pay an initial sales charge at the time of the exchange. However, these Units acquired will be subject to the Deferred Sales Charge.

Public Distribution

      Units issued on the Date of Deposit and additional Units issued after that date in respect of additional deposits of Securities will be distributed to the public by the Sponsor and through dealers at the Public Offering Price, calculated on each business day. The initial offering period is 90 days unless all Units are sold beforehand in which case the initial public offering period will terminate. The initial public offering period may be extended by the Sponsor so long as additional deposits are being made or Units remain unsold. Upon termination of the initial offering period, in each case, unsold Units or Units acquired by the Sponsor in the secondary market referred to below may be offered to the public by this Prospectus at the then current Public Offering Price calculated daily.

      The Sponsor will sell Units to dealers at prices which reflect the concession listed in the Volume Discount section. They may offer to the public unsold Units or Units acquired by the Sponsor in the secondary market referred to below, by this Prospectus at the then current Public Offering Price determined as provided above.

      The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National
Association of Securities Dealers, Inc. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

      In addition, sales of Units may be made pursuant to distribution arrangements with certain banks. These banks are subject to regulation by the Office of the Comptroller of the Currency and are acting as agents for their customers. A portion of the sales charge that these customers pay is retained by or remitted to these banks in an amount equal to the amount customarily received by an agent for acting in that capacity in connection with the purchase of Units.

Secondary Market

      While not obligated to do so, the Sponsor presently intends to maintain a secondary market for Units. If the Sponsor maintains the market it will offer to repurchase Units from Unit Holders at the Sponsor's Repurchase Price. The Sponsor computes the Repurchase Price in the same manner as the Redemption Price is calculated. The Sponsor does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units.

      In addition, after the initial offering period, the Sponsor's Repurchase Price will be reduced to reflect the estimated costs of liquidating the Securities to meet redemption requests. The only sales charge incurred when a Unit Holder sells Units back to the Sponsor is the payment of the unpaid portion of the Deferred Sales Charge. The Sponsor may reoffer to the public any Units repurchased by the Sponsor at the Sponsor's Repurchase Price. The reoffering price will be the then current Public Offering Price. The Sponsor will bear any profit or loss resulting from the resale of these Units. The Sponsor may temporarily or permanently discontinue the repurchase of Units of this series at the Sponsor's Repurchase Price if the supply of Units exceeds demand or for any other business reason. You may redeem your Units through the Trustee.


      The Sponsor may redeem any Units that it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination may include the number of units of all series of unit trusts which it has in its inventory, the saleability of these units and its estimate of the time required to sell these units and general market conditions.



Profit of Sponsor

      The Sponsor receives a sales charge on Units sold to the public and to dealers. The Sponsor may have also realized a profit or sustained a loss on the deposit of the Securities in the Trust. This profit or loss represents the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. For a description of this profit or loss and the amount of such difference on the initial Date of Deposit see "Summary of Essential Information" and "Schedule of Portfolio Securities." The Sponsor may realize a similar profit or loss in connection with each additional deposit of Securities. In addition, the Sponsor may have acted as a broker in transactions relating to the purchase of Securities for deposit in the Trust. During the initial public offering period the Sponsor may realize additional profit or sustain a loss due to daily fluctuations in the prices of the Securities in the Trust and thus in the Public Offering Price of Units the Sponsor receives. If the Sponsor receives cash from the Unit Holders before the settlement date for the purchase of Units or before the payment for Securities upon their delivery, the Sponsor may use the cash in the Sponsor's business and may benefit from the use of the cash.

      The Sponsor may also realize a profit through receipt of the Creation and Development Fee. This fee compensates the Sponsor for the creation and development of the Trust's objective and policies, Portfolio composition and size and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

      The Sponsor may also realize profits or sustain losses while maintaining a secondary market in the Units. These profits or losses are the amount of any difference between the prices at which the Sponsor buys Units and the prices, including a sales charge, at which the Sponsor resells such Units or the prices at which the Sponsor redeems such Units, as the case may be.

Volume Discount

      Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time change the amount by which the sales charge is reduced. The Sponsor may also discontinue the discount altogether.

      The sales charge for the Trust in the primary market will be reduced pursuant to the following graduated scale for sales to any person of Units with a value of $50,000 or more. The sales charge in the secondary market, which will decline as shown on the following graduated scale, consists of an Initial Sales Charge and the remaining portions of the Deferred Sales Charge.

                                                                                                       Secondary Market
                                              Primary Market                   Dealer Concession     Initial Sales Charge
                               --------------------------------------------    ----------------   ----------------------------
                                  Percent of    Percent of       Deferred         Percent of        Percent of      Percent of
                                Public Offering Net Amount     Sales Charge     Public Offering   Public Offering   Net Amount
Purchases                            Price       Invested     per 1,000 Units        Price             Price         Invested
---------                       --------------  ----------    ---------------   ---------------   --------------    -----------
Less than $50,000 ...........       2.75%          2.778%         $17.50            2.10%             1.00%            1.010%
$50,000-$99,999 .............       2.50%          2.519%          17.50            1.90%             0.75%            0.756%
$100,000-$249,999 ...........       2.00%          2.005%          17.50            1.40%             0.50%            0.503%
$250,000 or more ............          *               *           17.50            1.20%             0.25%            0.251%

----------
*  Deferred Sales Charge only.

      The reduced sales charges as shown on the chart above will apply to all purchases of Units in any fourteen-day period which qualify for the volume discount by the same person, partnership or corporation, other than a dealer, in the amounts stated herein, and for this purpose, purchases of Units of this Trust will be aggregated with concurrent purchases of units of any other trust that may be offered by the Sponsor.

      Units held in the name of your spouse or in the name of your child under the age 21 or in the name of an entity controlled by you are deemed for the purposes hereof to be acquired in your name. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation purchasing Units for a single trust estate or single fiduciary account.

Employee Discount

      The Sponsor intends, at its discretion, to permit its employees and employees of its affiliates to purchase Units of the Trust at a price equal to the net asset value of the Securities in the Trust divided by the number of Units outstanding plus a reduced sales charge equal to the Deferred Sales Charge per Unit, subject to a limit of 5% of the Units.

                             RIGHTS OF UNIT HOLDERS

Ownership of Units

      You are required to hold your Units in uncertificated form. The Trustee will credit your account with the number of Units you hold. Units are transferable only on the records of the Trustee upon presentation of evidence satisfactory to the Trustee for each transfer. Any sums payable for taxes or other governmental charges imposed upon these transactions must be paid by you and you must comply with the formalities necessary to redeem Units.

Certain Limitations

      The death or incapacity of any Unit Holder will not operate to terminate the Trust. Your death or incapacity will not entitle your legal representatives or heirs to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

Voting of the Portfolio Securities

      No Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust as prescribed in the Indenture. Unit Holders have no right to control the operation or administration of the Trust in any manner.

Distribution

      Whenever regulatory or tax purposes require or whenever the Sponsor directs, the Trustee may make special distributions on special distribution dates to Unit Holders of record on special record dates that the Trustee declares. Distributions for the account of beneficial owners of Units registered in "street name" that the Sponsor or its affiliates hold will be made to the investment account of such beneficial owners maintained with the Sponsor or its affiliates.

      The Trustee credits dividends payable to the Trust as a holder of record of the Securities to an Income Account, as of the date on which the Trust is entitled to receive those dividends. The Trustee credits to a Principal Account other receipts, including (1) return of investment and gain and (2) amounts received upon the sale, pursuant to the Indenture and Agreement, of rights to purchase other Securities distributed in respect of the Securities in the Portfolio. The Trustee will hold proceeds it receives from the disposition of any of the Securities which are not used for redemption of Units in the Principal Account until it distributes those proceeds on the distribution date following receipt of them. The Trustee does not need to make a distribution from the Principal Account if the balance in that account is less than $1.00 per 1,000 Units outstanding. Funds the Trustee holds in the various accounts created under the Indenture are non-interest bearing to Unit Holders. The Trustee receives the benefit of holding such funds which are interest bearing to it.

      The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust. (See "Expenses and Charges.") It is anticipated that Trust income will be less than Trust expenses and that Securities will be sold to pay Trust expenses. The Trustee may also withdraw from these accounts, from time to time, the amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets for purposes of determining the amount of distributions until such time as the Trustee shall return all or any part of those amounts to the appropriate account. In addition, the Trustee may withdraw from the Income Account and the Principal Account those amounts as may be necessary to cover redemption of Units by the Trustee. (See "Rights of Unit Holders.")

      It is anticipated that the deferred sales charge will reduce the Principal Account and that amounts in the Principal Account will be sufficient to cover the cost of the deferred sales charge. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unit Holders' deferred sales charge obligations. Although the Sponsor has the right to collect the deferred sales charge monthly, in order to keep Unit Holders as fully invested as possible, it is anticipated that no Securities will be sold to pay the deferred sales charge to the Sponsor until after the Termination Date set forth in the Summary of Essential Information.

      The Trustee will follow a policy that it will place Securities acquisition or disposition transactions with a broker or dealer only if it expects to obtain favorable prices and executions of orders. In connection with the brokerage transactions, the Sponsor may act as broker and receive commissions if the Trustee expects to obtain the most favorable prices and execution. In placing Securities transactions, the Trustee will not consider the furnishing of statistical and research information to it by any of the securities dealers through which the Trustee executes transactions.

Tender of Units for Redemption

      Units may be tendered to the Trustee for redemption at its unit investment trust office at 101 Barclay Street, New York, New York 10286, upon delivery of a request for redemption and payment of any relevant tax. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.

      You must have your signature guaranteed by an officer of a national bank or trust company or by a member firm of either the New York, Midwest or Pacific Stock Exchanges. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

      Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, you will be entitled to receive in kind an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Information" in Part A on the date of tender (see "Rights of Unit Holders--Computation of Redemption Price per Unit"). The "date of tender" is deemed to be the day on which Units are received by the Trustee. For Units received after the Evaluation Time, the date of tender is the next day on which the New York Stock Exchange is open for trading, and these Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price computed on that day. In kind distributions (the "In Kind Distribution") will take the form of whole shares of Securities. Cash will be distributed instead of fractional shares. The cash and the whole shares will aggregate an amount equal to the Redemption Price per Unit.

      Distributions in kind on redemption of Units shall be held by The Bank of New York, as Distribution Agent, whom you shall be deemed to have designated as your agent upon purchase of a Unit, for the account of, and for disposition in accordance with the instructions of, the Unit Holder as follows:

      o The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender or as soon thereafter as possible and remit to you no later than seven days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless you request a distribution of the Securities as set forth in the paragraph below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.

      o If you request distribution in kind and tender Units with a value in excess of $125,000, the Trustee shall sell any portion of the In Kind Distribution represented by fractional interests in shares in accordance with the foregoing and distribute the net cash proceeds plus any distributable cash to you together with certificates representing whole shares of each of the Securities comprising the In Kind Distribution. (In a case in which you request a distribution in kind, the Trustee may, instead of distributing Securities in kind to you, offer the Sponsor the opportunity to acquire the tendered Units in exchange for the number of shares of each Security and cash which you are otherwise entitled to receive from the Trust. The federal income tax consequences to you would be identical in either case.)

      Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available. In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution in whole shares as of the date of tender. To the extent that Units are redeemed, the size of the Trust will be reduced.

      The right of redemption may be suspended and payment of the Redemption Price per Unit postponed for more than seven calendar days following a tender of Units for redemption for any period during which the New York Stock Exchange is closed, other than for weekend or holiday closing, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which a disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Neither the Trustee nor the Sponsor is liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

Purchase by the Sponsor of Units Tendered for Redemption

      The Indenture requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor is maintaining a secondary market for Units, the Sponsor, before the close of business on the day of tender, may purchase any Units tendered to the Trustee for redemption by making payment for the Units in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee, i.e., you will receive the Redemption Price from the Sponsor within 7 days of the date of tender (see "Public Offering of Units--Secondary Market"). Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering of Units--Public Offering Price"). Any profit resulting from the resale of such Units will belong to the Sponsor, which likewise will bear any loss resulting from a reduction in the offering or redemption price after its acquisition of those Units (see "Public Offering of Units--Profit of Sponsor").

Computation of Redemption Price per Unit

      The Redemption Price per Unit of the Trust is determined by the Trustee as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit is your pro rata share, determined by the Trustee, of:

      o     the aggregate value of the Securities in the Trust,

      o cash on hand in the Trust including dividends receivable on stocks trading ex-dividend as of the date of computation and

      o     any other assets of the Trust, less

      o amounts representing taxes and governmental charges payable out of the Trust,

      o     liabilities of the Trust,

      o the accrued but unpaid expenses of the Trust and accrued Deferred Sales Charges and the Deferred Sales Charge balance, and

      o cash held for distribution to Unit Holders of record as of the date prior to the evaluation.

     The Trustee shall determine the aggregate value of the Securities in good faith in the following manner:

      o the evaluation is generally based on the closing prices as of the Evaluation Time in the over the counter market or, if unavailable, based on the bid prices at that time (unless the Trustee deems these prices inappropriate as a basis for valuation).

      If the current closing or bid price is unavailable, the Trustee shall use any of the following methods which the Trustee deems appropriate to value
Securities:

      o     on the basis of current bid prices for comparable securities,

      o by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee,

      o     on the basis of the last trade price of the Security or

      o     by any combination of the above, each as of the Evaluation Time.

                                 EXCHANGE OPTION

      You may elect to exchange any or all of your Units of this Series of the National Equity Trust for units of one or more of any other Series in the Prudential Investment Management Services LLC family of unit investment trusts or for any units of any additional trusts that may from time to time be made available by the Sponsor (the "Exchange Trusts").

      This exchange is implemented by a sale of Units and a purchase of the units of an Exchange Trust. You may acquire these units at prices based on a reduced sales charge per unit. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Holder who wishes to exchange units the cost savings resulting from such exchange. The cost savings result from reductions in time and expense related to advice, financial planning and operational expense required for the Exchange Option.

      Each Exchange Trust has different investment objectives. You should read the Prospectus for the applicable Exchange Trust carefully to determine the investment objective before exercise of this option.

      This option will be available provided that (1) the Sponsor maintains a secondary market in units of the applicable Exchange Trust and (2) units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the jurisdiction in which the Unit Holder is a resident. While the Sponsor presently intends to maintain a secondary market for the units of Exchange Trusts, there is no obligation on its part to do so. Therefore, we do not promise that a market for units will in fact exist on any given date in which you wish to sell or exchange Units. Thus, we do not promise that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option. The Sponsor will give sixty days notice before the date of the termination of or a material amendment to the Exchange Option. However, the Sponsor will not have to give notice in certain circumstances approved by the Securities and Exchange Commission. In the event the Exchange Option is not available to you at the time you wish to exercise such option, we will immediately notify you and we will not take any action with respect to your tendered Units without further instruction from you.

      To exercise the Exchange Option, a Unit Holder should notify the Sponsor of his desire to exchange his Units for one or more units of the Exchange Trusts. Upon the exchange of Units of the Trust, any Deferred Sales Charge balance will be deducted from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, the Unit Holder may select the series or group of series for which he desires his Units to be exchanged. The Unit Holder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

      Units of the Exchange Trust trading in the secondary market maintained by the Sponsor, if so maintained, will be sold to the Unit Holder at a price equal to the aggregate bid side evaluation per unit of the securities in that portfolio and the applicable sales charge of $15 per unit of the Exchange Trust for a trust with a 1 unit minimum purchase. The reduced sales charge for units of any Exchange Trust acquired during the initial offering period for such units will result in a price for such units equal to the offering side evaluation per unit of the securities in the Exchange Trust's portfolio plus accrued interest, if any, plus a reduced sales charge of $25 per Exchange Trust unit.

      You may make exchanges in whole units only. We will return any excess proceeds from the surrender of your Units. Alternatively, you may make up any difference between (1) the amount representing the Units being submitted for exchange (2) and the amount representing the units being acquired up to the next highest number of whole units.

      Unit Holders of any registered unit investment trust, other than series of National Equity Trust, which was initially offered at a minimum applicable sales charge of 3.0% of the public offering price exclusive of any applicable sales charge discounts, may elect to apply the cash proceeds of sale or redemption of those units directly to acquire units of any Exchange Trust trading in the secondary market at the reduced sales charge of $20 per Unit, subject to the terms and conditions applicable to the Exchange Option. Units of any Exchange Trust acquired during the initial offering period for such units may be sold at a price equal to the ask side evaluation per unit of the securities in the Portfolio plus a reduced sales charge of $25 per unit. To exercise this option, you should notify your retail broker. You will be given a prospectus for each series in which you indicate interest, units of which are available. The Sponsor reserves the right to modify, suspend or terminate the option at any time without further notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per unit than the reduced sales charge charged for a unit on an Exchange Trust when the Unit being exchanged is from a series of National Equity Trust).


      For example, assume that a Unit Holder, who has three units of a Trust with a 4.25% sales charge and a current price of $1,100 per unit, sells his units and exchanges the proceeds for units of a series of an Exchange Trust with a current price of $950 per unit and a sales charge of 4.25%. The proceeds from the Unit Holder's units will aggregate $3,300. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Holder would be able to acquire four units in the Exchange Trust for a total cost of $3,860 ($3,800 for units and $60 for the $15 per unit sales charge) by adding an extra $560 in cash. Were the Unit Holder to acquire the same number of units at the same time in the regular secondary market maintained by the Sponsor, the price would be $3,968.68 [$3,800 for the units and $168.68 for the 4.25% sales charge (4.439% of the net amount invested)].

Federal Income Tax Consequences

      An exchange of Units pursuant to the Exchange Option will constitute a "taxable event" under the Code. You will recognize a gain or loss at the time of exchange. However, if you exchange Units for units of any series of the Exchange Trusts which are grantor trusts for U.S. federal income tax purposes, the Internal Revenue Service may seek to disallow any loss incurred upon such exchange to the extent that (1) the underlying securities in each Trust are substantially identical and (2) the purchase of the units of an Exchange Trust takes place less than thirty-one days after the sale of the Units. You are advised to consult your own tax advisor as to the tax consequences of exchanging Units in your particular case.

                              REINVESTMENT PROGRAM

      You may elect to automatically reinvest the distributions with respect to your Units in additional Units of the Trust. A Unit Holder holding Units in "street name" may participate in the Trust's reinvestment program by contacting his broker, dealer or financial institution. You may participate in the Trust's reinvestment program by filing with the Trustee a written notice of election. The Trustee must receive your completed notice of election to participate in the Program at least ten days before the Record Date applicable to any distribution in order for the Program to be in effect as to that distribution. You may modify or revoke elections on similar notice.

      The Trustee will use such distributions, to the extent reinvested in the Trust, at the direction of the Sponsor in one or both of the following manners:

            (1) The Trustee may use the distributions to purchase Units of this Series of the Trust in the Sponsor's inventory. The purchase price payable by the Trustee for each of such Units will be equal to the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. The Trustee will issue or credit the Units purchased to the accounts of Unit Holders participating in the Program.

            (2) If there are no Units in the Sponsor's inventory, the Sponsor may purchase additional Securities for deposit into the Trust as described above in Part B. The Sponsor will deposit the additional Securities with any necessary cash with the Trustee in exchange for new Units. The Trustee may then use the distributions to purchase the new Units from the Sponsor. The price for such new Units will be the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. See "Public Offering of Units--Public Offering Price."

      A reinvestment unit will be charged the remaining deferred sales charge but the purchase price of the reinvestment unit will be credited by the amount of the remaining deferred sales charge at the time of reinvestment.

      The Units purchased by the Trustee will be issued or credited to the accounts of Unit Holders who participate in the Program. The Sponsor may terminate the Program if it does not have sufficient Units in its inventory or if it is no longer practical to create additional Units. The cost of administering the reinvestment program will be borne by the Trust and thus will be borne indirectly by all Unit Holders.

                              EXPENSES AND CHARGES

Organization Costs

      You and the other unit holders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges will include:

      o     the  cost  of  the  preparation,   printing  and  execution  of  the
            Indenture, Registration Statement and other documents relating to the Trust

      o     Federal and State registration fees and costs

      o     the initial fees and expenses of the Trustee

      o     legal and auditing expenses.

      The Sponsor will pay advertising and selling expenses at no cost to the Trust.

Trust Fees and Expenses

      The Trust fees and expenses are estimated in Part A. If the actual expenses exceed the estimate, the actual amount will be charged to the Trust. The Portfolio Supervisor's fee (the "Supervisory Fee"), earned for portfolio supervisory services, is based upon the largest number of Units outstanding during the life of the Trust. The Portfolio Supervisor's fee as set forth in "Summary of Essential Information" may exceed the actual costs of providing portfolio supervisory services for this Trust. At no time will the total amount the Portfolio Supervisor receives for portfolio supervisory services rendered to all series of the National Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

      Under the Indenture and Agreement, for its services as Trustee and evaluator, the Trustee receives an annual fee in the amount set forth in "Summary of Essential Information." The Trustee's fee and the Trust expenses accrue daily and are payable quarterly on or before each Distribution Date from the Income Account, to the extent funds are available, and thereafter from the Principal Account. Such Trustee's fee may be increased without approval of the Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor but such fee will not be increased in excess of increases in the Trustee's costs. In addition to the Trustee's fee, the Trustee receives income to the extent that it holds funds on deposit in various accounts which are non-interest bearing to Unit Holders created under the Indenture.

Creation and Development Fee

      The Sponsor may also realize a profit through receipt of the Creation and Development Fee. This fee compensates the Sponsor for the creation and development of the Trust including determining the Trust's objective and policies, Portfolio composition and size and selection of service providers and information services and for providing other similar administrative and ministerial functions. The fee is 0.25% per annum collected monthly of the net asset value and in no event will the Sponsor collect over the life of the Trust a fee of more than 0.50% of a Unit Holder's initial investment. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Securities will be sold to generate the cash needed to pay the fee.

Other Charges

      The Trust does or may incur the following additional charges as more fully
described  in  the  Indenture  and   Agreement:

      o     fees of the Trustee for extraordinary services,

      o expenses of the Trustee, including legal and auditing expenses, and of counsel that the Sponsor designated,

      o     various governmental charges,

      o expenses and costs of any action the Trustee takes to protect the Trust and the rights and interests of the Unit Holders,

      o indemnification of the Trustee for any loss, liability or expenses it incurred in the administration of the Trust without negligence, bad faith, willful malfeasance or willful misconduct on its part or reckless disregard of its obligations and duties,

      o indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Agreement without gross negligence, bad faith, willful malfeasance or willful misconduct or reckless disregard of its obligations and duties,

      o expenditures incurred in contacting Unit Holders upon termination of the Trust, and

      o to the extent then lawful, expenses (including legal, auditing and printing expenses) of maintaining registration or qualification of the Units and/or the Trust under Federal or State securities laws so long as the Sponsor is maintaining a market for the Units.

Payment

      The fees and expenses set forth herein are payable out of the Trust. When the Trustee pays them or when they are owed to the Trustee, they are secured by a lien on the Trust. Dividends on the Securities are not expected to be sufficient to pay the estimated expenses of the Trust. If the balances in the Income and Principal Account are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay those amounts. To the extent that the Trustee sells Securities, the size of the Trust will decline and the proportions of the Securities may change. Such sales might be required at a time when Securities would not otherwise be sold. These sales might result in lower prices than might otherwise be realized. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

                           ADMINISTRATION OF THE TRUST

Reports and Records

      With each distribution, the Trustee will furnish to the Unit Holders a statement of the amount of dividends and other receipts, if any, distributed, expressed in each case as a dollar amount per Unit.

      Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who was a Unit Holder of record at any time during the calendar year a statement setting forth:

      1. As to the Income Account:

            o     dividends and other cash amounts received

            o deductions for payment of applicable taxes and for fees and expenses of the Trust and for redemptions of Units

            o the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

      2. As to the Principal Account:

            o the dates of disposition and identity of any Securities and the net proceeds received therefrom

            o deductions for payments of applicable taxes, for fees and expenses of the Trust, for portions of the Deferred Sales Charge and amounts necessary to redeem Units, and

            o the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

      3. And the following information:

            o a list of the Securities held as of the last business day of the calendar year;

            o the number of Units outstanding as of the last business day of such calendar year;

            o the Redemption Price per Unit based on the last Evaluation made during such calendar year; and

            o the amounts actually distributed during such calendar year from the Income and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for such distributions.

      The accounts of the Trust may be audited not less frequently than annually by independent certified public accountants designated by the Sponsor, and the report of such accountants will be furnished by the Trustee to Unit Holders upon request.

      The Trustee shall keep available for inspection by Unit Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unit Holders, a current list of Securities in the Portfolio and a copy of the Indenture.

                                    AMENDMENT

     The Trustee and the Sponsor or their respective successors may amend the Indenture and Agreement from time to time without the consent of any of the Unit Holders

      o to cure any ambiguity or to correct or supplement any provision contained therein which may be defective or inconsistent with any other provision contained therein;

      o to change any provision thereof as the Securities and Exchange Commission or any successor governmental agency exercising similar authority may require;

      o to make such other provision in regard to matters or questions arising thereunder as shall not adversely affect the interest of the Unit Holders.

      The parties to the Indenture and Agreement may also amend that document from time to time or they may waive the performance of any of the provisions of the Indenture and Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture and Agreement or of modifying in any manner the rights of the Unit Holders, if the express written consent of Holders of Units evidencing 51% of the Units at the time outstanding under the Indenture and Agreement is obtained. No party, however, may amend the Indenture and Agreement, or waive any provision thereof, so as to (1) increase the number of Units issuable in respect of the Trust above the aggregate number specified in Part 2 of the Agreement or such lesser amount as may be outstanding at any time during the term of the Indenture except as the result of the deposit of additional Securities, as therein provided, or reduce the relative interest in the Trust of any Unit Holder without his consent, (2) permit the deposit or acquisition thereunder of securities or other property either in addition to or in substitution for any of the Securities except in the manner permitted by the Trust Indenture as in effect on the date of the first deposit of Securities or permit the Trustee to vary the investment of Unit Holders or to empower the Trustee to engage in business or to engage in investment activities not specifically authorized in the Indenture as originally adopted or (3) adversely affect the characterization of the Trust as a grantor trust for federal income tax purposes. In the event of any amendment requiring the consent of Unit Holders, the Trustee is obligated to promptly notify all Unit Holders of the substance of the amendment.

                                   TERMINATION


      The Trust may be terminated at any time by the consent of the holders of 51% of the Units or by the Trustee upon the direction of the Sponsor when the aggregate net value of all Trust assets is less than 40% of the Securities deposited in the Trust on the Date of Deposit and subsequent thereto. However, in no event may the Trust continue beyond the Termination Date set forth under "Summary of Essential Information" in Part A.


Termination Options

      The Trust will terminate on the Termination Date set forth in the Summary of Essential Information, approximately one year after the Date of Deposit (unless terminated earlier as set forth above). A Unit Holder's Units will be redeemed in kind on the Termination Date by distribution of the Unit Holder's pro rata share of the Securities and any cash in the Portfolio of the Trust on that date to the Distribution Agent who will act as agent for that Unit Holder.

      Securities Disposition Options--A Unit Holder who so elects by notifying the Trustee prior to the Termination Date of the Trust will have the Securities received on the Termination Date disposed of on behalf of a Unit Holder by the Distribution Agent in accordance with one or more of the following four options as elected by a Unit Holder:

            1. to have such underlying Securities distributed in kind no later than the business day next following the Termination Date. Unit Holders will incur brokerage costs when selling those Securities;

            2. to receive the Unit Holder's pro rata share of the cash received by the Distribution Agent (less expenses) upon the sale by the Distribution Agent of the underlying Securities attributable to Unit Holders electing this option over a period not to exceed 10 business days commencing on the Termination Date. Amounts received by the Distribution Agent over such 10 business day period representing the proceeds of the underlying Securities sold will be held by The Bank of New York in accounts which are non-interest bearing to Unit Holders and which are available for use by The Bank of New York pursuant to normal banking procedures and will be distributed to Unit Holders within 5 business days after the settlement of the trade for the last Security to be sold;

            3. to invest the proceeds from the sale of the underlying Securities attributable to Unit Holders electing this option, as received by the Distribution Agent upon the sale of those underlying Securities over a period not to exceed 10 business days commencing on the Termination Date, in units of a subsequent series of National Equity Trust as designated by the Sponsor (the "New Series") if the New Series is offered at such time. The units of a New Series will be purchased by the Unit Holder upon the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales load upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options in a subsequent series of the Trust will occur in each New Series of the Trust approximately one year after that New Series' creation. The availability of this option does not constitute a solicitation of an offer to purchase units of a New Series or any other security. A Unit Holder's election to participate in this option will be treated as an indication of interest only. At any time before the purchase by the Unit Holder of units of a New Series, the Unit Holder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities; and

      4. Termination Option--In-Kind Exchange

      Unitholders desiring to exchange their interests in Units of a terminating series of National Equity Trust OTC Growth Trust ("Terminating Trust") for units of the Trust ("New Trust") may do so by so advising their account executive. Such exchange will be effected by an in-kind redemption from the Terminating Trust and subsequent in-kind deposit with the Trustee of the New Trust, as follows:

            The number and types of securities constituting a unit of the New Trust will be deposited on behalf of a Unitholder in connection with the creation of a unit by the Trustee. Certain of the stocks contained in the Terminating Trust are likely to be included in the portfolio of the New Trust ("Duplicated Stocks"). A Unitholder in the Terminating Trust electing to receive his interest in the Terminating Trust in-kind and desiring to purchase units in the New Trust by an in-kind contribution to the New Trust would direct that The Bank of New York act as agent (the "Agent") for a Unitholder to carry out the transactions necessary to consummate the in-kind deposit. The Agent would be authorized to receive the Unitholder's in-kind distribution from the Terminating Trust and to assemble and deposit, on the Unitholder's behalf, the package of stocks needed to make up a unit in the New Trust. Such assembly and deposit would include an in-kind contribution to the New Trust of an appropriate amount of the Unitholder's interest in Duplicated Stocks. Securities distributed in-kind from the Terminating Trust not required to make up a unit in the New Trust would be sold by the Agent with the cash proceeds of each sale utilized by the Agent to purchase the stocks, other than the Duplicated Stocks, necessary to constitute a unit of the New Trust. The proceeds of those sales will be reduced and the cost of those purchases will be increased by any applicable brokerage commissions. If additional cash is needed to purchase stocks, that cash would be paid to the Agent by the Unitholder. Any cash not used to make up a unit in the New Trust would be distributed to the Unitholder. Fractional interests received from the Terminating Trust will be sold by the Agent with the cash proceeds of that sale used to purchase securities for deposit in the New Trust or, if not so utilized, distributed to the Unitholder. Upon receipt of the in-kind deposit, the Trustee will issue the appropriate number of units in the New Trust to the Unitholder on whose behalf the Agent acted. Units acquired pursuant to an in-kind deposit into a New Trust by a Unitholder of a Terminating Trust will not be subject to an Initial Sales Charge but only subject to a Deferred Sales Charge.

            The ability to purchase units of the New Trust by the deposit of securities in-kind will also be offered to persons who were not Unitholders in a prior Trust and any such person may contribute whole shares in-kind to a New Trust. Such person will be required to pay the Initial Sales Charge to the Sponsor in connection with the in-kind purchase of units, which units will be subject to a Deferred Sales Charge.

            The receipt in-kind from the Terminating Trust and the deposit in the New Trust of the Duplicated Stocks will not be a taxable event to a Unitholder. (See Part B--"Tax Status of the Trust.")

      Unit Holders who do not elect as set forth above will have their Units redeemed on the Termination Date and be deemed to have elected to receive the cash proceeds from the sale of the Unit Holder's pro rata share of the underlying Securities (option 2).


      Under each option a Unit Holder will receive the Redemption Price per Unit (net asset value) determined as of the Evaluation Time on the Termination Date. The Distribution Agent will sell the underlying Securities in the case of the second and third option over a period not to exceed 10 business days commencing on the Termination Date. The proceeds of any such sales will be reduced by any applicable brokerage commissions. The sale arrangement is one in which The Bank of New York will sell the Securities as agent for the Unit Holder and is separate from the Trust which terminates on the Termination Date. The proceeds of those sales may be more or less than the value of the Securities on the Termination Date. The Sponsor, on behalf of the Distribution Agent if the Sponsor effects those sales, or the Distribution Agent if the Sponsor does not, will, unless prevented by unusual or unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange or outbreak of hostilities, sell on each business day during the 10 business day period at least a number of shares of each Security which then remains in the Portfolio equal to the number of those shares in the Portfolio at the beginning of that day multiplied by a fraction the numerator of which is one and the denominator of which is the number of days remaining in the 10 business day sales period. The proceeds of sale will not be distributed by the Distribution Agent until the trade for the sale of the last Security sold during the 10 business day period settles.

      Depending on the amount of proceeds to be invested in units of the new series and the number of other orders for units in the new series, the Sponsor may purchase a large amount of securities for the new series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the 10 business day period commencing on the Termination Date; depending on the number of sales required, the prices of, and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds to be credited to Unit Holders. The Sponsor believes that the sale of underlying Securities over a 10 business day period as described above is in the best interest of Unit Holders and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Sponsor, in implementing such sales of Securities on behalf of the Distribution Agent, will seek to maximize the sales proceeds and will act in the best interest of the Unit Holders. The proceeds of the sale of the Securities will be in an amount equal to amounts realized upon the sale of the Securities over the 10 business day period. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

      It should also be noted that Unit Holders will realize taxable capital gains or losses on the liquidation of the Securities representing their Units, but, due to the procedures for investing in the new "rollover" series, no cash would be distributed at that time to pay any taxes.

      The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unit Holder. The Sponsor may offer a subsequent trust but not within a short time period subsequent to the termination of the Trust and, consequently, such trust may not accommodate a "rollover" from the Trust. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unit Holders before the Termination Date. All Unit Holders will then elect either option 1 or option 2. There can be no assurance that any rollover or exchange from one series to another will achieve the desired tax result. The Sponsor is not a tax advisor and each Unit Holder should consult his, her or its tax advisor with regard to any gains or losses on the stock in the Trust and the tax treatment thereof.

      By electing to reinvest in the new series, the Unit Holder indicates his interest in having his termination distribution from the Trust invested only in the new series created next following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unit Holders a yearly opportunity to elect to "rollover" their termination distributions into a new series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a new series or any other security. A Unit Holder's election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate within a few weeks of the creation of a New Trust.

      The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege or rollover option at any time.

                       RESIGNATION, REMOVAL AND LIABILITY

                                     TRUSTEE

      The Trustee is The Bank of New York. It is a New York bank with its principal executive office located at 101 Barclay Street, New York, New York 10286. The Trustee is organized under the laws of the State of New York, is a member of the New York Clearing House Association and is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. Unit Holders should direct inquiries regarding distributions, address changes and other matters related to the administration of the Trust to the Trustee at Unit Investment Trust Division, P.O. Box 974, Wall Street Station, New York, New York 10268-0974.

Limitations on Liability

      The Trustee shall not be liable or responsible in any way for:

      o depreciation or loss incurred by reason of the disposition of any moneys or Securities; or

      o in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents.

      The Trustee, however, shall be liable for willful misfeasance, bad faith or negligence in the performance of its duties. The Trustee shall also be liable by reason of its reckless disregard of its obligations and duties under the Indenture and Agreement. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon the Trust which the Trustee may be required to pay under current or future laws of the United States or any other taxing authority having jurisdiction.

Responsibility

      The Trustee shall not be liable for any default, failure or defect in any Security or for any depreciation or loss by reason of any sale of Securities or by reason of the failure of the Sponsor to give directions to the Trustee.

      The Trustee may sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units tendered for redemption.

      Amounts received by the Trust upon the sale of any Security under the conditions set forth below will be deposited in the Principal Account when received and to the extent not used for the redemption of Units will be distributable by the Trustee to Unit Holders of record on the record date next prior to a distribution date as declared by the Trustee.

      For information relating to the responsibilities of the Trustee under the Indenture, reference is also made to the "Rights of Unit Holders" and "Sponsor--Resignation" sections.

Resignation

      By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. The Sponsor may also remove the Trustee for any reason, either with or without cause. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If upon resignation of a trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. A successor trustee has the same rights and duties as the original trustee except to the extent, if any, that the Indenture is modified as permitted by its terms.

                                     SPONSOR

      Prudential Investment Management Services LLC is a wholly-owned indirect subsidiary of Prudential Financial, Inc. and is a limited liability corporation organized under Delaware law in 1996. It is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Sponsor is a distributor for various open-end management companies and unit investment trusts.

Limitations on Liability

      The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Indenture. The Sponsor shall be under no liability to the Trust or to Unit Holders for taking any action or for refraining from any action in good faith or for errors in judgment. Likewise, the Sponsor shall not be liable or responsible in any way for any default, failure or defect in any Security or for depreciation or loss incurred by reason of the disposition of any Security. The Sponsor will, however, be liable for (1) its own willful misfeasance, (2) bad faith, (3) gross negligence or (4) reckless disregard of its duties and obligations under the Agreement.

Responsibility

      The Trust is not a managed registered investment company. Securities will not be sold by the Trustee to take advantage of ordinary market fluctuations.

      Although the Sponsor and Trustee do not presently intend to dispose of Securities, the Indenture permits the Sponsor to direct the Trustee to dispose of any Security upon the happening of certain events, including, without limitation, default under certain documents or other occurrences, including legal actions which might adversely affect future declaration and payment of dividends, institution of certain legal proceedings, and a decline in market price to such an extent, or such other adverse market or credit factor, as in the opinion of the Sponsor would make retention of a Security detrimental to the Trust and to the interests of the Unit Holders or if required to pay the Deferred Sales Charge. The Sponsor may instruct the Trustee to tender a Security for cash or sell the Security on the open market when in its opinion it is in the best interest of the Unit Holders to do so in the event of a public tender offer or merger or acquisition announcement.

      The Portfolio Supervisor and/or an affiliate thereof intend to continuously monitor developments affecting the Securities in the Trust in order to determine whether the Trustee should be directed to dispose of any such Securities.

      It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer failed to declare or pay or the Sponsor anticipates such issuer will fail to pay or declare anticipated dividends with respect thereto. If the Trust receives the securities of another issuer as the result of a merger or reorganization of, or a spin-off, or split-up by the issuer of a Security included in the original Portfolio, the Trust may under certain circumstances hold those securities as if they were one of the Securities initially deposited and adjust the proportionate relationship accordingly for all future subsequent deposits.

      Any securities so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. Within five days after the deposit of securities in exchange or substitution for any of the underlying Securities, the Trustee is required to give notice thereof to each Unit Holder, identifying the Securities eliminated and the Securities substituted therefor. Except as otherwise set forth in the Prospectus, the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.

      The proceeds resulting from the disposition of any Security in the Trust will be distributed as set forth under "Rights of Unit Holders--Distribution" to the extent such proceeds are not utilized for the purpose of redeeming Units or paying Trust expenses.

Resignation

      If at any time the Sponsor shall resign under the Indenture or shall fail to perform or be incapable of performing its duties thereunder or shall become bankrupt or its affairs are taken over by public authorities, the Indenture directs the Trustee to either (1) appoint a successor Sponsor or Sponsors at rates of compensation deemed reasonable by the Trustee not exceeding amounts prescribed by the Securities and Exchange Commission, (2) act as Sponsor itself without terminating the Trust or (3) terminate the Trust. The Trustee will promptly notify Unit Holders of any such action.

Code of Ethics

      The Sponsor in connection with the Trust has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on Trust portfolio transactions. Persons subject to the code of ethics are permitted to invest in securities including securities that may be held by the Trust. The goal of the code is to prevent fraud, deception or misconduct against the Trust and to provide reasonable standards of conduct. See the back cover of the Prospectus for information on obtaining a copy of the code of ethics.

                                 LEGAL OPINIONS


      Certain legal matters in connection with the Units offered hereby have been passed upon by Cahill Gordon & Reindel LLP, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor.

                             INDEPENDENT ACCOUNTANTS

      The financial statement included in this Prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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     You should rely only on the information contained in this Prospectus. We have not authorized anyone to represent to you or provide to you information that is different. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.
--------------------------------------------------------------------------------

                      ------------------------------------


                            NATIONAL EQUITY TRUST(R)
                           OTC Growth Trust Series 26



                                  [LOGO]   OTC
                                         Strategy

                      ------------------------------------

                                     Sponsor
                                     -------
                  Prudential Investment Management Services LLC
                               100 Mulberry Street
                                Gateway Center 3
                            Newark, New Jersey 07102

                                     Trustee
                                     -------
                              The Bank of New York
                               101 Barclay Street
                            New York, New York 10286

                This Prospectus does not contain complete information about the investment company filed with the Securities and Exchange Commission in Washington, D.C. under the:


                   o Securities Act of 1933 (file no. 333-104501) and


                   o Investment Company Act of 1940 (file no. 811-5046).

                Information about the Trust can be reviewed and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-6009

                Call:   1-800-SEC-0330   for   information   about  the   Public
                        Reference Room

                Visit: http://www.sec.gov for reports and other information about the Trust. Copies may be obtained, after paying a duplicating fee, by writing the Commission or by electronic request to publicinfo@sec.gov.

--------------------------------------------------------------------------------

                                                                    UTS323 06/03

                                    PART II
               ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS
                       CONTENTS OF REGISTRATION STATEMENT

Contents of Registration Statement

     This Registration Statement on Form S-6 comprises the following papers and documents:

          The Prospectus.
          Signatures.
          Written consents of the following persons:
                     Cahill Gordon & Reindel LLP (included in Exhibit 5).

                     PricewaterhouseCoopers LLP.

     The following Exhibits:

          ***Ex- 3.(i)   --     Limited    Liability   Company   Agreement   for
                                Prudential Investment Management Services LLC dated October 9, 1996, amended October 17, 1996.

          ***Ex- 3.(ii)  --     By-Laws  of  Prudential   Investment  Management
                                Services LLC.

           **Ex- 4.a     --     Trust  Indenture and Agreement and  Distribution
                                Agency Agreement dated February 2, 2000.


            *Ex- 4.b     --     Reference Trust Agreement dated June 4, 2003.


            *Ex- 5       --     Opinion  of counsel  as to the  legality  of the
                                securities being registered.

         ****Ex-24       --     Powers of Attorney.

          ***Ex-99.1     --     Information   as  to  Officers   of   Prudential
                                Investment    Management    Services    LLC   is
                                incorporated  by  reference to Form N-8B-2 filed
                                pursuant  to  Section  8(b)  of  the  Investment
                                Company   Act  of  1940   (1940   Act  File  No.
                                811-5046).

          ***Ex-99.2     --     Affiliations  of Sponsor  with other  investment
                                companies.

          ***Ex-99.A(11) --     Code of Ethics.
----------

       * Filed herewith.

       ** Incorporated by reference to an exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, OTC Growth Trust Series 5, Registration No. 333-94591 (filed February 3, 2000).

      *** Incorporated by reference to exhibits filed with the Securities and Exchange Commission as exhibits to Form N-8B-2 under the Investment Company Act of 1940 of Prudential Unit Trusts (Prudential Equity Trust Series 1 and any other series of Prudential Unit Trusts) and any series of National Equity Trust, File No. 811-5046 (filed June 29, 2001).

     **** Incorporated by reference to exhibits of same designation filed with the Securities and Exchange Commission as exhibits to the Registration Statement under the Securities Act of 1933 of National Equity Trust, Short-Term Low Five Covered Write Option Trust Series 5, Registration No. 333-98329 (filed August 19, 2002) and National Equity Trust, S&P 500 Strategy Trust Series 19, Registration No. 333-101790 (filed January 3, 2003).

                                   SIGNATURES


      The registrant,  National Equity Trust,  OTC Growth Trust Series 26 hereby
identifies   National  Equity  Trust  OTC  Growth  Trust  for  purposes  of  the representations required by rule 487 and represents the following:

            (1) That portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

            (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective dates were determined by the Commission or the staff; and

            (3) That it has complied with rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the registrant, National Equity Trust, OTC Growth Trust Series 26, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York on the 4th day of June, 2003.


            NATIONAL EQUITY TRUST
            OTC GROWTH TRUST SERIES 26
            (Registrant)
            By PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC
            (Sponsor/Depositor)

            /s/ Richard R. Hoffmann
                Richard R. Hoffmann         Vice President and Attorney-in-Fact

            /s/ Robert F. Gunia
                Robert F. Gunia             President

            /s/ Michael J. McQuade
                --------------------------
                Michael J. McQuade          Chief Financial Officer, Comptroller

            By PIFM Holdco, INC.
            (Manager of Prudential Investment Management Services LLC)

            By: /s/ RICHARD R. HOFFMANN
                --------------------------
                Richard R. Hoffmann
                Vice President
                Authorized signatory for PIFM Holdco, Inc.

                           CONSENT OF COUNSEL


      The consent of Cahill Gordon & Reindel LLP to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibit 5 to this Registration Statement.

                       CONSENT OF INDEPENDENT ACCOUNTANTS


      We hereby consent to the use in this Amendment No. 1 to Registration Statement No. 333-104501 on Form S-6 ("Registration Statement") of our report dated June 4, 2003, relating to the financial statement of National Equity Trust, OTC Growth Trust Series 26 which appears in such Registration Statement. We also consent to the reference to us under the heading "Independent Accountants" in such Registration Statement.


PRICEWATERHOUSECOOPERS LLP


New York, New York
June 4, 2003